ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 Marsh Road Menlo Park, California 94025 tel 650-614-7400 fax 650-614-7401 WWW.ORRICK.COM

May 4, 2007	Donald M. Keller, Jr.
(650) 614-7609
dkeller@orrick.com

VIA EDGAR

Christopher White

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Creative Technology Ltd

Form 20-F for the Fiscal Year Ended June 30, 2006

File No. 000-20281

Dear Mr. White:

We represent Creative Technology Ltd (“Creative”). In connection with the comment letter provided by the SEC staff to Creative dated April 25, 2007 (the “Comment Letter”), Creative requests an extension of the time to respond to May 25, 2007. This extension is being requested to provide Creative with additional time to thoroughly review and respond to the comments in the Comment Letter and to receive input from its auditors and counsel.

We appreciate your consideration of this request. You can reach me by telephone at (650) 614-7609.

Very truly yours,

/s/ Donald M. Keller, Jr.
Donald M. Keller, Jr.